04002461

SECURITI. ... .SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Community Bankers Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7501 Boulders View Drive, Suite 601
(No. and Street)

Richmond (City) VA (State) 23225 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. Franklin Flanary II (804) 521-7602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary & Shreaves
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard, Ste. 300 (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

MAR - 1 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Franklin Flanary II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Community Bankers Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C. Franklin Flanary II
Signature

I was originally commissioned as
Della Jean Tabar, Notary Public

Chief Financial Officer
Title

Della Jean Millirons
Notary Public

My Commission Expires September 30, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMUNITY BANKERS SECURITIES, LLC

Statement of Financial Condition and
Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

December 31, 2003

SEC ID 8 - 50007

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

COMMUNITY BANKERS SECURITIES, LLC.

Table of Contents

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Officers and Directors
Community Bankers Securities, LLC.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Community Bankers Securities, LLC (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Community Bankers Securities, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Keiter, Stephens, Hurst, Gary & Shreaves

February 16, 2004

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

1978 2003

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

COMMUNITY BANKERS SECURITIES, LLC

Statement of Financial Condition
December 31, 2003

Assets

Cash	$ 75,728
Receivables from brokers or dealers	59,555
Receivables from non-customers	26,359
Securities owned, at market value	21,990
Securities owned not readily marketable, at market value	740
Property and equipment, net of accumulated depreciation and amortization	36,900
Goodwill	80,429
Other assets	26,620
Total assets	$ 328,321

Liabilities and Member's Equity

Liabilities:	
Payable to brokers or dealers	$ 11,058
Accounts payable and accrued liabilities	49,994
Capital lease obligation	2,646
Total liabilities	63,698
Member's equity	264,623
Total liabilities and member's equity	$ 328,321

See accompanying notes to financial statement.

COMMUNITY BANKERS SECURITIES, LLC

Notes to Financial Statement

1. **Summary of Significant Accounting Policies**

Nature of Business: Community Bankers Securities, LLC (the "Company"), is a limited liability company organized in the Commonwealth of Virginia in 2003. See Note 7 for a discussion of the acquisition of the Company's business. The Company is a wholly owned subsidiary of AIC, Inc. (the "Parent"). The Company provides financial services through community banks and independent representatives nationwide and maintains offices in Richmond, Virginia, Greeley, Colorado and East Lansing, Michigan. As a broker/dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD").

Risks and uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and other financial instruments. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $100,000. The Company regularly has funds in excess of $100,000.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Trading and Investment Securities: Securities transactions are recorded in the accounts on a trade date basis.

All securities are classified as trading securities and are carried at fair market value. The resulting unrealized gains and losses are reflected in the results of operations. Realized gains and losses are computed using the specific identification method.

Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 7 years.

Goodwill: As required by Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, the Company evaluates the impairment of goodwill annually. Impairment losses are recognized in the period of determination. The Company completed its 2003 evaluation and did not record an impairment charge based on the results.

1. **Summary of Significant Accounting Policies, continued**

Commission Income: Gross commission income is recorded on a settlement date basis.

Income taxes: The Company is a single member LLC, as such, the income or loss of the Company is included in the income tax return filed by the Parent. There is no tax sharing agreement between the Company and the Parent. The Company accounts for deferred income taxes by the liability method. Deferred income taxes liabilities are computed based on the temporary differences between the financial statement carrying amounts and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. No deferred tax asset has been recognized for the future benefits of any net operating loss carryforwards or other future tax benefits. The Company has established a valuation allowance, which will not be reduced until it appears more likely than not that the Company's deferred tax benefits will be realized.

2. **Lease Commitments**:

The Company leases commercial office space in Greeley, Colorado; East Lansing, Michigan; and Richmond, Virginia under three separate leases. Those leases expire in 2005, 2006 and 2008, respectively. Rent expense for the year ended December 31, 2003 amounted to $67,672.

During 2003, the Company entered into a capital lease for equipment. Minimum future payments under the capital lease and noncancellable operating leases at December 31, 2003 are as follows:

	Capital Lease	Operating Leases
2004	1,390	95,989
2005	1,390	87,860
2006	341	74,071
2007	-	59,400
2008	-	40,512
Total minimum lease payments	3,121	$ 357,832
Less, amount representing interest	(475)	
Present value of net minimum lease payment:	$ 2,646	

The cost of equipment under capital leases, net of accumulated depreciation, at December 31, 2003 was $3,018.

3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2003, the Company had net capital of $92,179, which was $87,179 in excess of required minimum net capital of $5,000. The Company's net capital ratio was .54 to 1.

4. Financial Instruments with Off-Balance Sheet Risk:

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals, institutional investors and as principal for its own account. The Company introduces these transactions for clearance to another firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

5. Property and Equipment:

Property and equipment at year-end consisted of:

Furniture and equipment	$ 40,614
Less accumulated depreciation and amortization	(3,714)
Net property and equipment	$ 36,900

6. Related Party Transactions:

The Company occupies office space which is leased to the parent. The Company pays rent directly to the landlord. Rent paid under this lease for the year ended December 31, 2003 was $34,708.

7. Business Combinations:

The Company began its business operations when the Parent completed the purchase of Elite Investments, LLC by issuing 134 shares of the Parent's capital stock with a market value of $134,000. As a result of the acquisition, the assets and liabilities of Elite Investments, LLC were assumed by the Company.

The acquisition has been accounted for as a purchase in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "*Business Combinations.*" The purchase price was allocated to the assets acquired and liabilities assumed based on their fair market values at the date of acquisition. The Company recorded goodwill in the amount of $80,429, which represents the excess of the purchase price over the fair value of the net assets acquired.

The assets purchased and liabilities assumed were as follows:

Assets:	
Cash	$ 10,196
Commission receivable	24,963
Clearing deposit	25,000
Securities owned	94,218
Other assets	15,572
Total assets	169,949
Liabilities:	
Accounts payable	25,564
Due to clearing broker	60,894
Commissions payable	29,920
Total liabilities	116,378
Excess of the fair market value of assets over liabilities	53,571
Purchase price	134,000
Goodwill	$ 80,429

8. Commitments and Contingencies:

The Company has entered into an employment agreement with an officer which had an initial term of one year, contains automatic annual renewals and includes provisions related to salary, commissions, severance and certain noncompete matters. Additionally, if prior to January 31, 2008 the Company is sold or substantially all assets of a division of the Company are sold, the employee would be entitled to a bonus based on a formula defined in the agreement.

The Company's Parent has entered into a Rights Agreement with CBS Holdings, LLC, a consortium of banks, whereby CBS Holdings has been granted Rights through March 15, 2009 to purchase the member units, or certain assets and related liabilities of the Company at a price specified in the Agreement.

9. Guarantees:

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 expands on the accounting and disclosure requirements under previous accounting standards. It explains the disclosures required for certain guarantees and clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of certain types of obligations.

In accordance with the terms of real estate lease agreements, the Company generally agrees to indemnify the lessor from certain liabilities arising as a result of the use of the leased premises, including repairs to leased property upon termination of the lease.

As permitted or required under Virginia law, the Company has certain obligations to indemnify its current officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Officers and Directors
Community Bankers Securities, LLC
Richmond, Virginia

In planning and performing our audit of the financial statements and supplemental schedule of Community Bankers Securities, LLC (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; or (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

1978 2003

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter, Stephens, Hurst, Gary & Shreaves

February 16, 2004